SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, August 27, 2018 – Suzano Papel e Celulose S.A. (“Suzano” or “Company”) (B3 | SUZB3), hereby announces to its shareholders and the market that, on this date, it contracted financing from Banco Safra S.A. through the issue of an Export Credit Note (“NCE”) and Rural Producer Certificate (“CPR”) with the following characteristics:

•  Issue amount: Seven hundred eighty-six million reais (R$ 786,000,000.00);

•  Issue date: August 31, 2018;

•  Maturity: Eight (8) years from the issue date;

•  Amortization: in the seventh (7th) and eighth (8th) years;

•  Remuneration: CDI + 1.03% p.a., paid semiannually; and

•  Use of proceeds: the net proceeds of NCE will be fully used to finance the Company’s exports, and the net proceeds of the CPR will be fully used to finance the Company’s expenditures activities.

For the entire amount of the NCE and CPR issue described above, the Company has already contracted the corresponding hedge instrument at the exchange rate of R$ 3.9300/US$ 1.00 at a cost of 5.6000% p.a. plus exchange variation.

The long-term financing lines are intended to cover a part of the Company’s export investment obligations over the coming years in order to release cash to pay the cash portion of the asset merger operation with Fibria.

São Paulo, August 27, 2018.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer